Exhibit 99.1

RIO ALTO PRODUCES 56,368 OUNCES OF GOLD IN Q3 2014

For Immediate Release	October 6, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company” ) (TSX & BVL: RIO, NYSE: RIOM, ) is pleased to announce that its La Arena Gold Mine produced 56,368 ounces of gold during the three months ended September 30, 2014 (59,157 ounces of gold poured for the three months ended September 30, 2013).

164,347 ounces have been produced at La Arena during the nine months ended September 30, 2014 compared with 143,940 ounces for the nine months ended September 30, 2013.

“Currently mining operations at La Arena are exceeding all operational KPI’s (Key Performance Indicators) set by management. This performance is a testament to the quality and focus of our management team under the leadership of COO, Eduardo Loret De Mola. Cost optimization activities are translating to the mine’s key performance metrics which in turn, are expected to result in peer leading cash operating costs in Q3”, commented Alex Black, President & CEO.

Ore and waste production from the La Arena Gold Mine for the third quarter of 2014 is summarized as follows:

	Actual			Planned			Difference

	Dry	Au	Strip	Dry	Au	Strip	Tonnes/Ozs	Au gpt
	Tonnes	gpt	Ratio	Tonnes	gpt	Ratio

Ore mined	4,443,413	0.47	0.86	3,134,973	0.64	1.61	1,308,440	(0.17)
Waste mined	3,818,882			5,030,845			(1,211,963)

Ounces poured	56,368			54,923			1,455

Gold production came in ahead of expectation for the quarter due to a 1,308,440 positive difference in tonnes mined, partially offset by a negative grade difference of 0.17 gpt. The strip ratio was 47% below budget due to a reduction of mine operating costs that in turn, have resulted in the lowering of the mining cut-off grade.

Ore and waste production for Q3 2014 compared to Q3 2013 is summarized as follows:

	Q3 2014			Q3 2013			Difference

	Dry	Au	Strip	Dry	Au	Strip	Tonnes/Ozs	Au
	Tonnes	gpt	Ratio	Tonnes	gpt	Ratio		gpt

Ore mined	4,443,413	0.47	0.86	4,996,298	0.58	1.12	(552,885)	(0.11)
Waste mined	3,818,882			5,595,440			(1,776,558)

Ounces poured	56,368	59,157	(2,789)

Gold production in Q3 2014 was 2,789 ounces less than the corresponding period of 2013 due to both lower ore production and a decline in grade of 0.11 gpt. The strip ratio declined materially by 23% in q3 2014 on a year on year basis.

The Company maintains its previous gold production guidance of 200,000 to 220,000 ounces of gold in 2014.

The company´s financial results for the quarter ended September 30, 2014, including capital and operating costs, will be released by mid-November.

Forward Looking Statements

This news release contains certain forward-looking information including a statement concerning future production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone:	604.628.1401
	Fax:	866.393.4493
Email: alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com